Exhibit 99.1

Yimutian Inc. Announces Plan to Implement ADS Ratio Change

BEIJING, August 6, 2026 – Yimutian Inc. (Nasdaq: YMT) (“Yimutian” or the “Company”), a leading agricultural digital service company in China, today announced that it plans to further change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares, par value US$0.00001 per share, from the current ratio of one ADS representing 375 Class A ordinary shares to a new ratio of one ADS representing 6,000 Class A ordinary shares (the “ADS Ratio Change”), effective on or around August 27, 2026, U.S. Eastern time (“Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a 16-for-1 reverse split. Upon the Effective Date, ADS holders will be required to surrender and exchange every 16 existing ADSs then held for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the Nasdaq under the ticker symbol “YMT.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than 16 times the ADS trading price before the change.

The Company previously effected a change in the ratio of its ADS to Class A ordinary shares on May 18, 2026, changing the ratio from one ADS representing 25 Class A ordinary shares to one ADS representing 375 Class A ordinary shares. The ADS Ratio Change announced today is a further adjustment to the ADS-to-Class-A-ordinary-share ratio of the Company.

About Yimutian Inc.

Yimutian Inc., founded in 2011 and headquartered in Beijing, is a leading digital service provider covering China’s entire agricultural value chain. Leveraging AI, big data and other digital technologies, the company provides services across every key stage of the agricultural ecosystem—from production and distribution to consumption—and has built an AI-powered agricultural service platform connecting farms to tables and origins to cities.

For more information, please visit https://ir.ymt.com/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Email: ir@ymt360.com
Phone: +86 1057086561

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Email: pr@ymt360.com